UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Offer for Education Development International plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR PART, IN, INTO OR FROM ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

For immediate release                                                                                                                                                                                                                                                                                                                      7 March 2011

RECOMMENDED CASH OFFER BY PEARSON PLC FOR EDUCATION DEVELOPMENT INTERNATIONAL PLC

Summary

-
The boards of directors of Pearson plc ("Pearson") and Education Development International plc ("EDI") are pleased to announce that they have reached agreement on the terms of a recommended cash offer to be made by Pearson for the entire issued and to be issued share capital of EDI (the "Offer").

-	The Offer will be made at a price of 200pence in cash for each EDI Share and values EDI's entire issued ordinary share capital at approximately £112.7 million.

-	The Offer Price represents a premium of approximately:

- 61 per cent. to the Closing Price of 124.0 pence per EDI Share on 4March 2011, the last business day prior to the commencement of the offer period; and

- 73 per cent. to the average Closing Price of 115.6 pence per EDI Share over the three months prior to

4March 2011.

-
EDI is a leading provider of education and training qualifications and assessment services, with a strong reputation for the use of information technology to administer learning programmes and deliver on-screen assessments.

-
Pearson believes that the addition of EDI will complement Pearson's existing work-based learning business and will create an enlarged qualifications group offering a comprehensive range of vocational and academic services to the UK and international markets.  Pearson believes that its financial resources, international scale and strengths in assessment, publishing and technology will also enhance the offering to EDI's customers.

-
The directors of EDI, who have been so advised by Brewin Dolphin, consider the terms of the Offer to be fair and reasonable.  In providing their advice, Brewin Dolphin have taken into account the commercial assessments of the directors of EDI.  Accordingly, the directors of EDI intend unanimously to recommend that EDI Shareholders accept the Offer, as they have themselves irrevocably undertaken to do (or procure to be done) in respect of their entire beneficial holdings of EDI Shares, amounting in aggregate to 5,523,373 EDI Shares, representing approximately 9.80 per cent. of EDI's existing issued ordinary share capital.

-
Pearson has also received irrevocable undertakings to accept the Offer from each of J O Hambro Capital Management Limited, Wynford Dore and Hargreave Hale Limited, amounting in aggregate to 11,618,087 EDI Shares, representing approximately 20.61 per cent. of EDI's existing issued ordinary share capital.

-
In aggregate, Pearson has received irrevocable undertakings (including those undertakings from the directors of EDI) to accept the Offer in respect of 17,141,460 EDI Shares, representing approximately 30.41 per cent. of EDI's existing issued ordinary share capital.  All of these undertakings remain binding, even in the event of a higher competing offer for EDI, unless the Offer lapses or is withdrawn.

-
In accordance with Rule 2.10 of the Code, EDI confirms that there are 56,359,647 EDI Shares in issue, the ISIN number for which is GB0004486006, which includes 2,990,047 EDI Shares currently held in the EDI Employee Benefit Trust.

John Fallon, Chief Executive of Pearson's International Education Business, said:

"In EDI we have found a dynamic partner who shares our commitment to education and training.  In the UK and around the world, we will be even better placed to work with employers and training partners to develop high quality apprenticeships and related qualifications.  In this work, we will help companies to be more competitive and make their staff more employable."

Nigel Snook, Chief Executive of EDI, said:

"The Offer Price to acquire the EDI business reflects the value created for shareholders over the past 10 years through the hard work and commitment of the staff and management team.  We now look forward to working with our Pearson colleagues to take the business on to its next stage, creating a world-class organisation supporting vocational education and training programmes in the UK and internationally."

Citi is acting as financial adviser and corporate broker to Pearson.  Brewin Dolphin is acting as financial adviser and corporate broker to EDI.

This summary should be read in conjunction with, and is subject to, the full text of this announcement (including the Appendices).  The Offer will be subject to the conditions and further terms set out in Appendix I to this announcement and to the full terms and conditions to be set out in the Offer Document.  Appendix II to this announcement contains the bases and sources of certain information contained in this announcement.  Appendix III provides details of the irrevocable undertakings received by Pearson.  Appendix IV contains definitions of certain terms used in this announcement.

A copy of this announcement will be available by no later than 12 p.m. on 8 March 2011 on the Pearson website at www.pearson.com and on the EDI website at www.ediplc.com.

The Offer Document will be posted to EDI Shareholders and, for information only, to participants in the EDI Share Schemes as soon as practicable and in any event within 28 days of this announcement, unless otherwise agreed by the Panel.

Enquiries
Pearson Luke Swanson Simon Mays-Smith Charles Goldsmith	Telephone: +44 (0)20 7010 2310
Citi (Financial adviser and corporate broker to Pearson) Philip Robert-Tissot David James Sian Evans	Telephone: +44 (0)20 7986 4000
EDI Nigel Snook (Chief Executive) Paul Bird (Finance Director)	Telephone: +44 (0)24 7651 6510
Brewin Dolphin (Nominated adviser and broker to EDI) Matt Davis Iain Marlow	Telephone: +44 (0)20 7248 4400
Walbrook PR Limited (PR Adviser to EDI) Paul McManus Paul Cornelius	Telephone: +44 (0)20 7933 8787

This announcement does not constitute, or form any part of, any offer for, or any solicitation of any offer for, securities or the solicitation of any vote for approval in any jurisdiction.  The Offer will be made solely through the Offer Document and (in respect of EDI Shares held in certificated form) the Form of Acceptance, which will together contain the full terms and conditions of the Offer, including details of how to accept the Offer.  Any acceptance or other response to the Offer should be made on the basis of the information contained in the Offer Document and (in respect of EDI Shares held in certificated form) the Form of Acceptance.  EDI Shareholders are advised to read carefully the formal documentation in relation to the Offer once it has been despatched.

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Pearson and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Pearson for providing the protections afforded to clients of Citi nor for providing advice in relation to these matters, the content of this announcement or any matter referred to herein.

Brewin Dolphin, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for EDI and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than EDI for providing the protections afforded to clients of Brewin Dolphin nor for providing advice in relation to these matters, the content of this announcement or any matter referred to herein.

The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements.  This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any Restricted Jurisdiction.

The Offer will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the Code.

Notice to US holders of EDI Shares

This announcement does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States. No offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the US Securities Exchange Act of 1934, as amended (the "Exchange Act") or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements. Neither the US Securities and Exchange Commission nor any other US state securities commission has approved or disapproved the Offer or passed upon the adequacy or completeness of this document or the Offer Document. Any representation to the contrary is a criminal offence.

The Offer is being made for the securities of a company incorporated under the laws of England and Wales and the Offer Document complies with disclosure requirements required by English law and regulation, as well as English law and regulation format and style, which may differ from US disclosure requirements, format and style. The financial information on the Pearson Group and the EDI Group included in the Offer Document has been prepared in accordance with accounting principles applicable in the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer is being made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) of the Exchange Act and otherwise in accordance with the requirements of the Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and laws.

The receipt of cash pursuant to the Offer by a US holder of EDI Shares may be a taxable transaction for US federal income tax purposes and under applicable US state and local laws, as well as foreign and other tax laws. Each holder of EDI Shares is urged to consult his independent financial adviser immediately regarding any acceptance of the Offer, including, without limitation, the tax consequences of any acceptance of the Offer.

Both Pearson and EDI are incorporated under the laws of England and Wales and some or all of the officers and directors of Pearson and EDI may be residents of non-US jurisdictions. As a result, it may be difficult for US holders of EDI Shares to enforce their rights or any claim arising out of the US federal securities laws. US holders of EDI Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgment or jurisdiction.

To the extent permitted by applicable law and in accordance with the Code, normal UK market practice and pursuant to Rule 14e-5 of the Exchange Act, Pearson or its nominees or brokers (acting as agents) or their respective affiliates may from time to time make certain purchases of, or arrangements to purchase, EDI Shares other than pursuant to the Offer and before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Such purchases, or arrangements to purchase, will comply with all applicable UK rules, including the Code and the rules of the London Stock Exchange plc, and Rule 14e-5 under the Exchange Act to the extent applicable. In addition, in accordance with the Code, normal UK market practice and Rule 14e-5 of the Exchange Act, Citi serving as financial adviser and corporate broker to Pearson may make purchases of, or arrangements to purchase, EDI Shares other than pursuant to the Offer or engage in trading activities involving EDI Shares and various related derivative transactions in the normal and ordinary course of their business. Any information about such purchases will be disclosed as required in the UK, including being reported to a Regulatory Information Service of the UK Listing Authority and made available on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

Forward looking statements

This announcement contains certain "forward looking statements".  These statements are based on the current expectations of the management of Pearson and are naturally subject to uncertainty and changes in circumstances.  The forward-looking statements contained in this announcement include statements relating to the expected effects of the Acquisition, the expected timing and scope of the Acquisition, and other statements other than historical facts.

Forward-looking statements include statements typically containing words such as "will", "may", "should", "believe", "intends", "expects", "anticipates", "targets", "estimates" and words of similar import.  Although Pearson believes that the expectations reflected in such forward-looking statements are reasonable, Pearson can give no assurance that such expectations will prove to be correct.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward looking statements. These factors include: local and global political and economic conditions; significant price discounting by competitors; changes in consumer habits and preferences; foreign exchange rate fluctuations and interest rate fluctuations (including those from any potential credit rating decline); legal or regulatory developments and changes; a change of government in the UK or changes in the UK government's funding strategy or policy relating to the delivery of vocational training; the outcome of any litigation; the impact of any acquisitions or similar transactions; competitive product and pricing pressures; success of business and operating initiatives; and changes in the level of capital investment.  Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.  Neither Pearson nor any of its affiliated companies undertakes any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified.  An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s).  An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified.  Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror.  A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified.  If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR PART, IN, INTO OR FROM ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

For immediate release                                                                                                                                                                                                                                                                                                                                       7 March 2011

RECOMMENDED CASH OFFER BY PEARSON PLC FOR EDUCATION DEVELOPMENT INTERNATIONAL PLC

1.	Introduction

The boards of directors of Pearson plc ("Pearson") and Education Development International plc ("EDI") are pleased to announce that they have reached agreement on the terms of a recommended cash offer to be made by Pearson for the entire issued and to be issued share capital of EDI (the "Offer").

2. Summary of the Acquisition

Under the terms of the Offer, which will be subject to the conditions and further terms set out in Appendix I to this announcement and the full terms and conditions to be set out in the Offer Document, EDI Shareholders will be entitled to receive:

for each EDI Share                    200 pence in cash.

The Offer values the entire issued ordinary share capital of EDI at approximately £112.7 million.

The Offer represents a premium of approximately:

-	61 per cent. to the Closing Price of 124.0 pence per EDI Share on 4 March 2011, the last business day prior to the commencement of the offer period; and

-	73 per cent. to the average Closing Price of 115.6 pence per EDI Share over the three months prior to

4March 2011.

3. Background to and reasons for the Offer

Pearson's goal is to help people make progress in their lives through learning.  It does this through its world-leading businesses in education, business information and consumer publishing.  Pearson believes that this goal, along with its commitment to quality and improving access to education around the world, is shared by EDI and its impressive and dedicated workforce.

Demand for vocational and professional education is growing rapidly around the world, with governments recognising the need to improve workplace skills to support future economic success.  Developed economies are looking to maintain their competitive position through an emphasis on skills training, while developing countries are focusing on vocational training to boost their workforce skills and attractiveness to investors.

To meet this demand, Pearson has increased its investment in the vocational learning sector.  It already has a strong presence through: Edexcel, the UK's largest awarding body; VUE, a global leader in computer-based testing and certification; Melorio, the vocational training provider; and a wide range of publishing imprints and learning technologies for professionals.

EDI complements these businesses very well and its combination with Pearson would create an enlarged qualifications group offering a comprehensive range of vocational and academic services to the UK and international markets.  Pearson believes that its financial resources, international scale and strengths in assessment, publishing and technology will enhance the service that EDI can offer to its customers.

The Acquisition would also allow EDI to benefit from Pearson's international scale, reach and resources:

-	Scale: Pearson is the global leader in educational services, with annual education revenues of more than £4.2 billion and approximately 29,000 employees.

-	Breadth: Pearson has a wide and complementary range of education products and services including content, testing, certification and qualifications for a wide range of customers and students.

-
International reach: Pearson has a presence in more than 70 countries with strong positions in North America and in major education markets around the world including the UK, Brazil, China, India, the Middle East, Asia Pacific and Southern Africa.

The Acquisition is expected to be earnings enhancing to Pearson in 2012, its first full year.  It is also expected to generate a return on invested capital above Pearson's weighted average cost of capital in 2012.

The above statement regarding earnings enhancement is not a profit forecast and should not be interpreted to mean that Pearson's future earnings per share will necessarily match or exceed the historical published earnings per share.

4. Background to and reasons for the recommendation

The board of EDI believes that the Offer represents an attractive opportunity for EDI Shareholders to realise a return on their investment in cash at a significant premium to the recent average share price of EDI.

The EDI business has grown substantially over recent years to become one of the UK's leading awarding bodies.  This has been achieved through leveraging the expertise, dedication and commitment of its employees and directors.

Following an unsolicited approach from Pearson, the board of EDI assessed the strategic options open to EDI to maximise value for stakeholders.  Mindful of current market sentiment towards businesses such as EDI, which derive a large proportion of their income from public funds, the board of EDI decided to progress discussions with Pearson.

After a period of negotiation, this process concluded with the Offer, which allows EDI Shareholders to realise value for their entire investment at a significant premium to current and historic market prices.

The board of EDI therefore believes the Offer to be an attractive opportunity for EDI Shareholders and is recommending unanimously that all EDI Shareholders accept the Offer.

5. Recommendation

The directors of EDI, who have been so advised by Brewin Dolphin, consider the terms of the Offer to be fair and reasonable.  In providing their advice, Brewin Dolphin have taken into account the commercial assessments of the directors of EDI.  Accordingly, the directors of EDI intend unanimously to recommend that EDI Shareholders accept the Offer, as they have themselves irrevocably undertaken to do (or procure to be done) in respect of their entire beneficial holdings of EDI Shares, amounting in aggregate to 5,523,373 EDI Shares, representing approximately 9.80 per cent. of EDI'sexisting issued ordinary share capital.

6. Irrevocable undertakings

In aggregate, Pearson has received irrevocable undertakings (including undertakings from the directors of EDI) to accept the Offer, in respect of 17,141,460 EDI Shares, representing approximately 30.41 per cent. of EDI's existing issued ordinary share capital.  All of these undertakings remain binding, even in the event of a higher competing offer for EDI, unless the Offer lapses or is withdrawn.

Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

7. Inducement Fee and Non-Solicitation Agreement

Pearson and EDI have entered into an agreement (the "Inducement Fee and Non-Solicitation Agreement") pursuant to which EDI agrees to pay to Pearson an inducement fee on the occurrence of certain events after the release of this announcement.  EDI has agreed to pay to Pearson an amount equal to one per cent. of the value of the Offer calculated by reference to the Offer Price and the fully diluted ordinary share capital of EDI (as such term is understood by the Panel and in accordance with Practice Statement 23 issued by the Panel) (inclusive, in certain circumstances, of VAT, if applicable) in the event that:

-	any director of EDI subsequently withdraws or adversely modifies their recommendation of the Offer; or

-
following this announcement, an offer for the whole or any material part of the issued share capital of EDI is announced (whether or not on a pre-conditional basis and whether pursuant to Rule 2.4 of the Code or Rule 2.5 of the Code or otherwise) by a third party which is not acting in concert (as defined in the Code) with Pearson and the Offer (including any extension or revision of it) subsequently lapses or is withdrawn.

Nothing in the Inducement Fee and Non-Solicitation Agreement obliges EDI to pay any amount which the Panel determines would not be permitted by Rule 21.2 of the Code.

Pursuant to the terms of the Inducement Fee and Non-Solicitation Agreement, EDI has also undertaken to Pearson, inter alia, that neither it nor any of the directors of EDI, employees, agents or advisers will directly or indirectly solicit, initiate, encourage or enter into any discussions or negotiations with any third party relating to the possible sale or other disposal of the EDI Shares (or any part thereof) or of any material part of the assets of EDI or any proposal involving a scheme of arrangement, reorganisation or recapitalisation of EDI.  In addition, EDI has agreed to notify Pearson immediately if any offer or expression of interest relating to the possible sale or disposal of EDI Shares (or any part thereof) or of any material part of the assets of EDI or any proposal involving a scheme of arrangement, reorganisation or recapitalisation of EDI is received.

The Inducement Fee and Non-Solicitation Agreement terminates if the Offer becomes or is declared unconditional in all respects.

8. Information relating to Pearson

Pearson is an international education and information company with world leading businesses in education, business information and consumer publishing:

-
Pearson is the world's leading education company, providing educational materials in print and digital format, learning technologies, academic and vocational assessments and qualifications and related services to teachers and students of all ages and to a wide range of individuals, education institutions, corporations and professional and training bodies around the world.

-
The Financial Times Group provides business and financial news, data, comment and analysis, in print and online, to the international business community.  It includes the globally-focused Financial Times newspaper and FT.com website, a range of specialist financial magazines and online services, and Mergermarket, which provides proprietary forward-looking insights and intelligence to businesses and financial institutions.

-
Penguin, founded in 1935, is today one of the world's leading English language publishers.  Penguin publishes around 4,000 titles every year for readers of all ages and in print and digital formats.  Its extensive range of titles includes top literary prize winners, classics, reference volumes and children's titles.

Pearson products and services are used around the world, and the Pearson Group employs approximately 36,000 people in more than 70 countries.  Pearson is listed on the London (LSE: PSON) and New York (NYSE: PSO) stock exchanges, with a market capitalisation of £8.9 billion as at the date of this announcement.  In 2010, Pearson had global turnover of £5.7 billion (2009: £5.1 billion) and profit before tax of £670 million (2009: £523 million).  As at 31 December 2010, Pearson had net assets of £5.6 billion.

9. Information relating to EDI

EDI is a leading provider of education and training qualifications and assessment services.

In the UK, EDI is accredited by the Government to award vocational qualifications.  EDI's expertise is in quality assuring work-based training programmes working closely with employers, private training providers and further education colleges.

Internationally, EDI trades under the London Chamber of Commerce and Industry brand and offers a range of business and English language qualifications which are widely used in many countries around the world.

EDI has a strong reputation for the innovative use of information technology to administer learning programmes and deliver on-screen assessments.

10. Financing

The consideration for the Offer will be financed in its entirety through Pearson's existing cash resources.

Citi, financial adviser to Pearson, is satisfied that sufficient resources are available to Pearson to satisfy in full the cash consideration payable as a result of full acceptance of the Offer.

11. Delisting and compulsory acquisition

If the Offer becomes or is declared unconditional in all respects, and sufficient acceptances are received, Pearson intends to procure that EDI will make an application for the cancellation of trading in the EDI Shares on AIM.

It is expected that the cancellation of the admission to trading of the EDI Shares on AIM will take effect from no earlier than 20 business days after Pearson has acquired or agreed to acquire 75 per cent. of the voting rights attaching to the EDI Shares.  The cancellation of the admission to trading would significantly reduce the liquidity and marketability of any EDI Shares not assented to the Offer at that time.

If Pearson receives acceptances under the Offer in respect of, or otherwise acquires, 90 per cent. or more of the EDI Shares to which the Offer relates, Pearson will exercise its rights pursuant to the provisions of Chapter 3 of Part 28 of the Companies Act to acquire compulsorily the remaining EDI Shares in respect of which the Offer has not been accepted.

It is also intended that, following the Offer becoming or being declared unconditional, EDI will be re-registered as a private company under the relevant provisions of the Companies Act.

12. Directors, management and employees

Pearson's intention is to create a larger business and invest more effectively to develop and sell ever better qualifications and services to its customers.  As a result, Pearson anticipates a combined business which continues to grow strongly.  Pearson recognises that the talents and expertise of both EDI's and Pearson's employees will be critical to its success in carrying out that mission and intends to create an environment which enhances the development of their careers.  At the same time, Pearson recognises that in integrating the two organisations some operational restructuring will be required. It is too early to provide the details of what that may entail.  However, Pearson has given assurances to the board of EDI that the existing employment rights of all employees of EDI will be safeguarded.

Pearson may consider putting in place retention arrangements for certain members of senior management following the Offer becoming wholly unconditional.  At this stage, only very limited discussions have taken place with the Chief Executive Officer of EDI in this regard as to timing of such arrangements and who will participate in such arrangements.

13. EDI Share Schemes

The Offer extends to any EDI Shares unconditionally allotted or issued prior to the date on which the Offer closes (or such earlier date as Pearson may, subject to the Code, determine) as a result of the exercise of options granted under the EDI Share Schemes.  Participants in the Education Development International plc Approved Share Incentive Plan ("SIP") will receive a letter from the trustees of the SIP together with the Offer Document, under which they will be given the opportunity to instruct the trustees to accept the Offer.

In the event that the Offer becomes or is declared unconditional in all respects, appropriate proposals will be made to the holders of options and awards under the EDI Share Schemes.

14. Disclosure of interests in EDI

Save in respect of the irrevocable undertakings summarised in paragraph 6, neither Pearson nor, so far as Pearson is aware, any person acting in concert with Pearson owns or controls any EDI Shares or any securities convertible or exchangeable into EDI Shares or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any EDI Shares or has entered into any derivatives referenced to EDI Shares ("Relevant EDI Securities") which remain outstanding, nor does any such person have any arrangement in relation to Relevant EDI Securities.  For these purposes, "arrangement" includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature, relating to Relevant EDI Securities which may be an inducement to deal or refrain from dealing in such securities.

Pearson confirms that it is on the date of this announcement making an Opening Position Disclosure, setting out the details required to be disclosed by it under Rule 8.1(a) of the Code.  In view of the requirement for confidentiality prior to this announcement, enquiries have not been made of certain persons who are deemed (for the purposes of the Code) to be acting in concert with Pearson.  Pearson further confirms that if, after due enquiry of such persons, details of any holdings of any person acting in concert with Pearson are disclosed, an updated Opening Position Disclosure in accordance with Rule 8.1(a) and Note 2(a)(i) on Rule 8 of the Code will be made as soon as possible.

15. Documentation

The Offer Document will be posted to EDI Shareholders and, for information only, to participants in the EDI Share Schemes as soon as practicable and in any event within 28 days of this announcement, unless otherwise agreed by the Panel.

16. General

This announcement does not constitute an offer or an invitation to purchase any securities.

The Offer will be subject to the conditions set out in Appendix I.  Appendix II contains the bases and sources of certain information contained in this announcement.  Appendix III sets out the terms of the irrevocable undertakings received by Pearson.  The definitions of certain terms used in this announcement are set out in Appendix IV.

17. Overseas EDI Shareholders

The implications of the Offer for overseas EDI Shareholders may be affected by the laws of the relevant jurisdiction.  Such overseas EDI Shareholders should inform themselves about and observe any applicable legal requirements.  It is the responsibility of each overseas EDI Shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.  Further details in relation to overseas EDI Shareholders will be contained in the Offer Document. US holders of EDI Shares should also refer to the notice below entitled "Notice to US holders of EDI Shares".

In accordance with Rule 19.11 of the Code, a copy of this announcement will be published on the following websites by no later than 12 p.m. on 8 March 2011:  www.pearson.com and www.ediplc.com.

Enquiries:
Pearson Luke Swanson Simon Mays-Smith Charles Goldsmith	Telephone: +44 (0)20 7010 2310
Citi (Financial adviser and corporate broker to Pearson) Philip Robert-Tissot David James Sian Evans	Telephone: +44 (0)20 7986 4000
EDI Nigel Snook (Chief Executive) Paul Bird (Finance Director)	Telephone: +44 (0)24 7651 6510
Brewin Dolphin (Nominated adviser and broker to EDI) Matt Davis Iain Marlow	Telephone: +44 (0)20 7248 4400
Walbrook PR Limited (PR Adviser to EDI) Paul McManus Paul Cornelius	Telephone: +44 (0)20 7933 8787

This announcement does not constitute, or form any part of, any offer for, or any solicitation of any offer for, securities or the solicitation of any vote for approval in any jurisdiction.  The Offer will be made solely through the Offer Document and (in respect of EDI Shares held in certificated form) the Form of Acceptance, which will together contain the full terms and conditions of the Offer, including details of how to accept the Offer.  Any acceptance or other response to the Offer should be made on the basis of the information contained in the Offer Document and (in respect of EDI Shares held in certificated form) the Form of Acceptance.  EDI Shareholders are advised to read carefully the formal documentation in relation to the Offer once it has been despatched.

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Pearson and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Pearson for providing the protections afforded to clients of Citi nor for providing advice in relation to these matters, the content of this announcement or any matter referred to herein.

Brewin Dolphin, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for EDI and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than EDI for providing the protections afforded to clients of Brewin Dolphin nor for providing advice in relation to these matters, the content of this announcement or any matter referred to herein.

The distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements.  This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any Restricted Jurisdiction.

The Offer will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the Code.

Notice to US holders of EDI Shares

This announcement does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States. No offer to acquire securities or to exchange securities for other securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States or any other country in which such offer may not be made other than (i) in accordance with the tender offer requirements under the US Securities Exchange Act of 1934, as amended (the "Exchange Act") or the securities laws of such other country, as the case may be, or (ii) pursuant to an available exemption from such requirements. Neither the US Securities and Exchange Commission nor any other US state securities commission has approved or disapproved the Offer or passed upon the adequacy or completeness of this document or the Offer Document. Any representation to the contrary is a criminal offence.

The Offer is being made for the securities of a company incorporated under the laws of England and Wales and the Offer Document complies with disclosure requirements required by English law and regulation, as well as English law and regulation format and style, which may differ from US disclosure requirements, format and style. The financial information on the Pearson Group and the EDI Group included in the Offer Document has been prepared in accordance with accounting principles applicable in the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer is being made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) of the Exchange Act and otherwise in accordance with the requirements of the Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and laws.

The receipt of cash pursuant to the Offer by a US holder of EDI Shares may be a taxable transaction for US federal income tax purposes and under applicable US state and local laws, as well as foreign and other tax laws. Each holder of EDI Shares is urged to consult his independent financial adviser immediately regarding any acceptance of the Offer, including, without limitation, the tax consequences of any acceptance of the Offer.

Both Pearson and EDI are incorporated under the laws of England and Wales and some or all of the officers and directors of Pearson and EDI may be residents of non-US jurisdictions. As a result, it may be difficult for US holders of EDI Shares to enforce their rights or any claim arising out of the US federal securities laws. US holders of EDI Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgment or jurisdiction.

To the extent permitted by applicable law and in accordance with the Code, normal UK market practice and pursuant to Rule 14e-5 of the Exchange Act, Pearson or its nominees or brokers (acting as agents) or their respective affiliates may from time to time make certain purchases of, or arrangements to purchase, EDI Shares other than pursuant to the Offer and before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Such purchases, or arrangements to purchase, will comply with all applicable UK rules, including the Code and the rules of the London Stock Exchange plc, and Rule 14e-5 under the Exchange Act to the extent applicable. In addition, in accordance with the Code, normal UK market practice and Rule 14e-5 of the Exchange Act, Citi serving as financial adviser and corporate broker to Pearson may make purchases of, or arrangements to purchase, EDI Shares other than pursuant to the Offer or engage in trading activities involving EDI Shares and various related derivative transactions in the normal and ordinary course of their business. Any information about such purchases will be disclosed as required in the UK, including being reported to a Regulatory Information Service of the UK Listing Authority and made available on the London Stock Exchange website, www.londonstockexchange.com. This information will also be publicly disclosed in the United States to the extent that such information is made public in the United Kingdom.

Forward looking statements

This announcement contains certain "forward looking statements".  These statements are based on the current expectations of the management of Pearson and are naturally subject to uncertainty and changes in circumstances.  The forward-looking statements contained in this announcement include statements relating to the expected effects of the Acquisition, the expected timing and scope of the Acquisition, and other statements other than historical facts.

Forward-looking statements include statements typically containing words such as "will", "may", "should", "believe", "intends", "expects", "anticipates", "targets", "estimates" and words of similar import.  Although Pearson believes that the expectations reflected in such forward-looking statements are reasonable, Pearson can give no assurance that such expectations will prove to be correct.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward looking statements.  These factors include: local and global political and economic conditions; significant price discounting by competitors; changes in consumer habits and preferences; foreign exchange rate fluctuations and interest rate fluctuations (including those from any potential credit rating decline); legal or regulatory developments and changes; a change of government in the UK or changes in the UK government's funding strategy or policy relating to the delivery of vocational training; the outcome of any litigation; the impact of any acquisitions or similar transactions; competitive product and pricing pressures; success of business and operating initiatives; and changes in the level of capital investment.  Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.  Neither Pearson nor any of its affiliated companies undertakes any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified.  An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s).  An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified.  Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror.  A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8.  A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified  If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

The Offer, which will be made by Pearson, will comply with the Code.  The Offer, any acceptances made under it and any dispute or claim arising out of, or in connection with, it (whether contractual or non-contractual in nature) will be governed by, and construed in accordance with, English law and be subject to the jurisdiction of the courts of England.  The Offer will be made on the terms and conditions set out in the Offer Document.

1.         CONDITIONS OF THE OFFER

The Offer will be subject to the following conditions:

(a)
valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. (London time) on the first closing date of the Offer (or such later time(s) and/or date(s) as Pearson may, subject to the rules of the Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as Pearson may decide) in nominal value of the EDI Shares to which the Offer relates, provided that this condition will not be satisfied unless Pearson and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Offer or otherwise, EDI Shares carrying, in aggregate, more than 50 per cent. of the voting rights then exercisable at a general meeting of EDI, including for this purpose to the extent (if any) required by the Panel, any such voting rights attaching to any EDI Shares that may be unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise, and for this purpose:

(i) the expression "EDI Shares to which the Offer relates" shall be construed in accordance with sections 974-991 of the Companies Act;

(ii) the expression "shares that may be unconditionally allotted or issued" shall include any Treasury Shares which are unconditionally transferred or sold by EDI; and

(iii) shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry on being entered into the register of members of EDI;

(b)
the Office of Fair Trading issuing a decision, in terms satisfactory to Pearson, that it is not its intention to refer the proposed acquisition of EDI by Pearson or any matter arising therefrom to the Competition Commission;

(c)
no government or governmental, quasi governmental, supranational, statutory, administrative or regulatory body, authority, court, trade agency, association, institution, environmental body or any other person or body in any jurisdiction (each a "Relevant Authority") having decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, order or decision or taken any other steps and there not continuing to be outstanding any statute, regulation, order or decision, which would or might:

(i)         make the Offer or the acquisition of any EDI Shares, or control of EDI by Pearson void, illegal or unenforceable or otherwise restrict, restrain, prohibit, delay or interfere with the implementation thereof, or impose additional conditions or obligations with respect thereto, or require material amendment thereof or otherwise challenge or interfere therewith;

(ii)        require or prevent the divestiture by EDI or any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by the EDI Group or any partnership, joint venture, firm or company in which any member of the EDI Group may be interested (the "wider EDI Group") or by Pearson or any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by the Pearson Group or any partnership, joint venture, firm or company in which any member of the Pearson Group may be interested (the "wider Pearson Group") of all or any material portion of their respective businesses, assets or property or impose any material limitation on the ability of any of them to conduct their respective businesses or own any of their assets or property;

(iii)       impose any material limitation on or result in a material delay in the ability of any member of the wider EDI Group or the wider Pearson Group to acquire or to hold or to exercise effectively any rights of ownership of shares or loans or securities convertible into shares in any member of the wider EDI Group or of the wider Pearson Group held or owned by it or to exercise management control over any member of the wider EDI Group or of the wider Pearson Group;

(iv) require any member of the wider Pearson Group or the wider EDI Group to acquire or offer to acquire any shares or other securities in any member of the wider EDI Group; or

(v) otherwise materially and adversely affect the assets, business, profits or prospects of any member of the wider Pearson Group or of any member of the wider EDI Group,

                    and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(d)
all necessary notifications and filings having been made, all applicable waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Offer and the acquisition of any EDI Shares, or of control of EDI, by Pearson, and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals ("Authorisations") necessary or appropriate in any jurisdiction for, or in respect of, the Offer and the proposed acquisition of any EDI Shares, or of control of EDI, by Pearson and to carry on the business of any member of the wider Pearson Group or of the wider EDI Group having been obtained, in terms and in a form satisfactory to Pearson, from all appropriate Relevant Authorities and from any persons or bodies with whom any member of the wider Pearson Group or the wider EDI Group has entered into contractual arrangements  in each case the absence of which would have a material adverse effect on the wider EDI Group, and all such Authorisations remaining in full force and effect at the time at which the Offer becomes unconditional in all respects and Pearson having no knowledge of an intention or proposal to revoke, suspend or modify or not to renew any of the same and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(e)
except as publicly announced by EDI prior to the date hereof (by the delivery of an announcement to a Regulatory Information Service), there being no provision of any arrangement, agreement, licence, permit or other instrument to which any member of the wider EDI Group is a party or by or to which any such member or any of their assets is or may be bound, entitled or be subject to and which, in consequence of the Offer or the acquisition or proposed acquisition of any EDI Shares, or control of EDI, by Pearson or otherwise, would or might, result in (in any case to an extent which is or would be material in the context of the wider EDI Group taken as a whole):

(i)         any monies borrowed by, or other indebtedness actual or contingent of, any such member of the wider EDI Group being or becoming repayable or being capable of being declared immediately or prior to its or their stated maturity or the ability of any such member to borrow monies or incur any indebtedness being inhibited or becoming capable of being withdrawn;

(ii)        the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (whenever arising or having arisen) being enforced or becoming enforceable;

(iii) any such arrangement, agreement, licence or instrument being terminated or adversely modified or any action being taken of an adverse nature or any obligation or liability arising thereunder;

(iv)       any assets of any such member being disposed of or charged, or right arising under which any such asset could be required to be disposed of or charged, other than in the ordinary course of business;

(v)        the interest or business of any such member of the wider EDI Group in or with any firm or body or person, or any agreements or arrangements relating to such interest or business, being terminated or adversely modified or affected;

(vi) any such member ceasing to be able to carry on business under any name under which it presently does so;

(vii) the creation of liabilities (actual or contingent) by any such member; or

(viii) the financial or trading position of any such member being prejudiced or adversely affected,

                      and no event having occurred which, under any provision of any arrangement, agreement, licence or other instrument to which any member of the wider EDI Group is a party, or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in paragraphs (i) to (viii) of this condition (e) to an extent which is material in the context of the wider EDI Group, taken as a whole;

(f)	except as publicly announced by EDI prior to the date hereof (by the delivery of an announcement to a Regulatory Information Service), no member of the wider EDI Group having, since 30 September 2010:

(i)         issued, agreed to issue or proposed the issue of additional shares or securities of any class, or securities convertible into, or exchangeable for or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save as between EDI and wholly owned subsidiaries of EDI and save for options granted, and for any EDI Shares allotted upon exercise of options granted under the EDI Share Schemes before the date hereof), or redeemed, purchased or reduced any part of its share capital;

(ii) sold or transferred or agreed to sell or transfer any Treasury Shares;

(iii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution other than to EDI or a wholly-owned subsidiary of EDI;

(iv)       agreed, authorised, proposed or announced its intention to propose any merger or demerger or acquisition or disposal of assets or shares (other than in the ordinary course of trading) or to any material change in its share or loan capital;

(v) issued, authorised or proposed the issue of any debentures or incurred any indebtedness or contingent liability;

(vi) acquired or disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset (other than in the ordinary course of trading);

(vii)      entered into or varied or announced its intention to enter into or vary any contract, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term or unusual nature or involves or could involve an obligation of a nature or magnitude;

(viii) entered into or proposed or announced its intention to enter into any reconstruction, amalgamation, transaction or arrangement (otherwise than in the ordinary course of business);

(ix)       taken any action nor having had any steps taken or legal proceedings started or threatened against it for its winding up or dissolution or for it to enter into any arrangement or composition for the benefit of its creditors, or for the appointment of a receiver, administrator, trustee or similar officer if it or any of its assets (or any analogous proceedings or appointment in any overseas jurisdiction);

(x)        been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xi) entered into or varied or made any offer to enter into or vary the terms of any service agreement or arrangement with any of the directors of EDI;

(xii) waived, compromised or settled any claim which is material in the context of the wider EDI Group; or

(xiii) entered into any agreement, arrangement or commitment or passed any resolution with respect to any of the transactions or events referred to in this condition (f);

(g)	since 30 September 2010, except as publicly announced by EDI prior to the date hereof (by the delivery of an announcement to a Regulatory Information Service);

(i) there having been no material adverse change in the business, assets, financial or trading position or profits or prospects of any member of the wider EDI Group;

(ii)        no litigation, arbitration proceedings, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the wider EDI Group and no enquiry or investigation by or complaint or reference to any Relevant Authority against or in respect of any member of the wider EDI Group having been threatened, announced or instituted or remaining outstanding which in any case is material in the context of the wider EDI Group; and

(iii) no contingent or other liability having arisen or been incurred which might reasonably be expected to adversely affect any member of the EDI Group;

(h)	Pearson not having discovered that, save as publicly announced by EDI prior to the date hereof (by the delivery of an announcement to a Regulatory Information Service):

(i)         the financial, business or other information concerning the wider EDI Group which has been disclosed at any time by or on behalf of any member of the wider EDI Group whether publicly (by the delivery of an announcement to a Regulatory Information Service) or to Pearson or its professional advisers, either contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

(ii)        any member of the wider EDI Group is subject to any liability, contingent or otherwise, which is not disclosed in the annual report and accounts of EDI for the financial year ended 30 September 2010;

(iii)       any past or present member of the wider EDI Group has not complied with all applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health which non-compliance would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the wider EDI Group;

(iv)       there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the wider EDI Group or in which any such member may now or previously have had an interest under any environmental legislation or regulation or notice, circular or order of any Relevant Authority in any jurisdiction; or

(v)        circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the wider EDI Group which claim or claims would be likely to affect adversely any member of the wider EDI Group, which in each case is material in the context of the wider EDI Group.

Pearson reserves the right to waive, in whole or in part, all or any of conditions (b) to (h) inclusive.  If Pearson is required by the Panel to make an offer for EDI Shares under the provisions of Rule 9 of the Code, Pearson may make such alterations to the above conditions, including condition (a), as are necessary to comply with the provisions of that Rule.

The Offer will lapse unless the conditions set out above (other than condition (a) to the Offer) are fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Pearson in its reasonable opinion to be or to remain satisfied by no later than 21 days after the later of the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances, or such later date as Pearson may, with the consent of the Panel, decide.  Pearson shall be under no obligation to waive or treat as satisfied any of conditions (b) to (h) inclusive by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled or satisfied and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment or satisfaction.

The Offer will lapse if it is referred to the Competition Commission before 3.00 p.m. (London time) on the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later.  If the Offer so lapses the Offer will cease to be capable of further acceptance and accepting EDI Shareholders and Pearson will cease to be bound by acceptances received before the time when the Offer lapses.

2.         FURTHER TERMS OF THE OFFER

(a)
The Offer will extend to all EDI Shares unconditionally allotted or issued on the date on which the Offer is made, and any further EDI Shares unconditionally allotted or issued, and any Treasury Shares unconditionally sold or transferred by EDI, in each case, while the Offer remains open for acceptance (or such earlier date or dates as Pearson may decide).

(b)
The EDI Shares are to be acquired by Pearson fully paid and free from all liens, charges and encumbrances, rights of pre emption and any other third party rights of any nature whatsoever and together with all rights attaching thereto, including the right to all dividends or other distributions declared, paid or made after the date hereof.  If a dividend and/or a distribution and/or a return of capital is proposed, declared, made, paid or becomes payable by EDI in respect of an EDI Share on or after the date of this announcement and prior to the Offer becoming or being declared unconditional in all respects or lapsing or being withdrawn, Pearson reserves the right to reduce the value of the consideration payable for each EDI Share under the Offer in respect of any EDI Share by up to the amount of the dividend and/or distribution and/or return of capital except where the EDI Share is or will be transferred pursuant to the Offer on a basis which entitles Pearson to receive the dividend and/or distribution and/or return of capital and to retain it.

APPENDIX II

SOURCES OF INFORMATION AND BASES OF CALCULATION

1.
The issued ordinary share capital of EDI consists of 56,359,647 ordinary shares of 1 penny each.  There are 4,282,216 options outstanding over EDI Shares granted under the EDI Share Schemes, all of which have an exercise price below the Offer Price.

2.
The value of £112.7 million attributed to the issued ordinary share capital of EDI is based upon the 56,359,647 EDI Shares in issue on 7March 2011, which includes the 2,990,047 EDI Shares currently held in the EDI Employee Benefit Trust.

3.	Unless otherwise stated, all prices for EDI Shares have been obtained from the Daily Official List and represent closing middle market prices on the relevant date.

4.	Unless otherwise stated, the financial information on EDI is extracted from EDI's annual report and accounts for the year ended 30 September 2010.

5.	Unless otherwise stated, the financial information on Pearson is extracted from Pearson's preliminary results for the year ended 31 December 2010.

APPENDIX III

DETAILS OF IRREVOCABLE UNDERTAKINGS

Pearson has received irrevocable undertakings from the directors of EDI to accept the Offer (or procure that the Offer be accepted) in respect of their entire beneficial holdings of EDI Shares, amounting in aggregate to 5,523,373 EDI Shares, representing approximately 9.80 per cent. of EDI's existing issued ordinary share capital.  All of these undertakings remain binding, even in the event of a higher competing offer for EDI, unless the Offer lapses or is withdrawn.  The directors of EDI who have given irrevocable undertakings are as follows:

Name	Number of EDI Shares	Percentage of issued share capital (%)
Richard Price	1,489,000	2.64
Nigel Snook	3,216,437	5.71
Dr Jenifer Moody	50,714	0.09
Sir Bryan Nicholson	265,000	0.47
Barrie Clark	502,222	0.89
Total	5,523,373	9.80

The irrevocable undertakings entered into by the directors of EDI referred to above also extend to any EDI Shares which they may acquire on exercise of their rights under the EDI Share Schemes as follows:

Name	Number of EDI Shares
Nigel Snook	1,908,160
Paul Bird	508,160
Dr Jenifer Moody	362,000

Pearson has also received irrevocable undertakings from certain other EDI Shareholders to accept the Offer in respect of their entire holdings of 11,618,087 EDI Shares, representing approximately 20.61 per cent. of EDI's existing issued ordinary share capital.  All of these undertakings remain binding, even in the event of a higher competing offer for EDI, unless the Offer lapses or is withdrawn.  The EDI Shareholders (other than the directors of EDI) who have given irrevocable undertakings are as follows:

Name	Number of EDI Shares	Percentage of issued share capital (%)
J O Hambro Capital Management Limited	5,342,787	9.48
Wynford Dore	3,775,300	6.70
Hargreave Hale Limited	2,500,000	4.44
Total	11,618,087	20.61

APPENDIX IV

DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise:

"Acquisition"	the acquisition of the entire issued and to be issued share capital of EDI by Pearson
"AIM"	AIM, a market operated by the London Stock Exchange plc
"AIM Rules"	the AIM Rules for Companies as published by the London Stock Exchange plc from time to time
"Brewin Dolphin"	Brewin Dolphin Limited of 12 Smithfield Street, London EC1A 9BD
"business day"	any day (not being a Saturday or Sunday or public holiday) on which banks are open for general banking business in the City of London
"Citi"	Citigroup Global Markets Limited of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB
"Closing Price"	the closing middle market price of an EDI Share obtained from the Daily Official List on the relevant date
"Code"	the City Code on Takeovers and Mergers
"Companies Act"	the Companies Act 2006
"Daily Official List"	the AIM appendix to the Stock Exchange Daily Official List of the London Stock Exchange plc
"Dealing Disclosure"	an announcement pursuant to Rule 8 of the Code containing details of dealings in interests in relevant securities of a party to an offer
"EDI"
Educational Development International plc, a company registered in England and Wales with company number 03914767, whose registered office is at International House, Siskin Parkway East, Middlemarch Business Park, Coventry CV3 4PE

"EDI Employee Benefit Trust"	the EDI PLC Employee Benefit Trust 2005
"EDI Group"	EDI, its subsidiaries and subsidiary undertakings
"EDI Shareholders"	holders of EDI Shares
"EDI Shares"
the existing unconditionally allotted or issued and fully paid ordinary shares of 1p each in the capital of EDI and any further such shares which are unconditionally allotted or issued and fully paid before the date on which the Offer closes (or such earlier date(s) as Pearson may, subject to the Code, determine), including any such shares so unconditionally allotted or issued pursuant to the exercise of options granted under the EDI Share Schemes

"EDI Share Schemes"	the Goal 2000 Sharesave Scheme, the Goal 2000 Unapproved Executive Share Option Scheme and the Educational Development International plc Approved Share Incentive Plan
"London Stock Exchange"	London Stock Exchange plc
"Offer"
the recommended cash offer to be made by Pearson to acquire all of the EDI Shares on the terms and subject to the conditions to be set out in a formal offer document and the form of acceptance relating thereto, and including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer

"Offer Document"	the document to be sent to EDI Shareholders on behalf of Pearson containing the terms and conditions of the Offer
"Offer Price"	the price of 200 pence in cash at which the offer will be made for each EDI Share
"Opening Position Disclosure"	an announcement pursuant to Rule 8 of the Code containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to an offer
"Panel"	the Panel on Takeovers and Mergers
"Pearson"	Pearson plc, a company registered in England and Wales with company number 0053723, whose registered office is at 80 Strand, London WC2R 0RL
"Pearson Group"	Pearson, its subsidiaries and subsidiary undertakings
"Regulatory Information Service"	a Regulatory Information Service that is approved by the Financial Services Authority and is on the list maintained by the Financial Services Authority in LR App 3 to the Listing Rules
"Restricted Jurisdiction"
any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure or prosecution if information concerning the Offer is sent or made available to EDI Shareholders in that jurisdiction

"subsidiary" and "subsidiary undertaking"	have the meanings given to them in the Companies Act
"Treasury Shares"	shares held as treasury shares as defined in section 724(5) of the Companies Act
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the Financial Services Authority as the competent authority under Part VI of the Financial Services and Markets Act 2000
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdiction
"£" or "GDP" or "Sterling"	pounds sterling, the lawful currency for the time being of the UK and references to "pence" and "p" shall be construed accordingly

Unless otherwise stated, all times referred to in this document are references to London time.

Any reference to any provision of any legislation shall include any amendment, modification, re enactment or extension thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  7 March, 2011

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary